Exhibit (a)(1)(v)

PDL BIOPHARMA, INC.

SUPPLEMENT NO. 1 TO OFFERING MEMORANDUM

EXCHANGE OFFER FOR

ALL OUTSTANDING

2.875% CONVERTIBLE SENIOR NOTES DUE FEBRUARY 15, 2015

(CUSIP Nos. 69329YAB0 and 69329YAA2)

for new 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 and Cash

This exchange offer will expire at 5:00 p.m., New York City time, on December 14, 2011, unless extended or earlier terminated.

On November 15, 2011, we commenced an offer to exchange any and all of our outstanding 2.875% Convertible Senior Notes due February 15, 2015, which we refer to herein as “old notes,” for our 2.875% Series 2011 Convertible Senior Notes due February 15, 2015, which we refer to herein as “new notes,” and a cash payment. This supplement amends and supplements the information previously provided in the offering memorandum dated November 15, 2011 (the initial offering memorandum), to, among other things:

•	extend the expiration time by one business day from 5:00 p.m., New York City time, on December 13, 2011, to 5:00 p.m., New York City time, on December 14, 2011;

•	reflect the removal of our right to redeem the new notes prior to their stated maturity date;

•	clarify certain risks of the exchange offer;

•	provide summary financial information; and

•	provide certain pro forma financial information giving effect to the exchange of all of the outstanding old notes pursuant to the exchange offer.

You should read this supplement together with our initial offering memorandum, including the section entitled “Risk Factors” beginning on page 15 of the initial offering memorandum. However, to the extent that any information in the initial offering memorandum is inconsistent with the information set forth in this supplement, you should rely on the information in this supplement and not on the information in the initial offering memorandum. Terms used but not defined in this supplement have the meanings given to them in the initial offering memorandum.

You must make your own decision whether to tender old notes in the exchange offer, and, if so, the amount of old notes to tender. Neither we, the tender and paying agent, the information agent nor any other person is making any recommendation as to whether or not you should tender your old notes for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities or determined if this supplement or the initial offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

Holders that have previously tendered (and not withdrawn) their old notes pursuant to the procedures set forth in the initial offering memorandum are not required to take any further action to receive the exchange offer consideration.

ALL INQUIRIES CONCERNING THIS EXCHANGE OFFER SHOULD BE DIRECTED TO THE INFORMATION AGENT, AS INDICATED ON THE BACK COVER OF THIS SUPPLEMENT.

THE DATE OF THIS SUPPLEMENT IS DECEMBER 7, 2011.

The expiration time of the exchange offer has been extended to 5:00 p.m., New York City time, on December 14, 2011, unless further extended or earlier terminated, and the anticipated settlement date has been extended to December 16, 2011. All references in the initial offering memorandum to the expiration time and the anticipated settlement date are hereby amended accordingly.

The Company will not have the option to redeem the new notes prior to their maturity date, and all references in the initial offering memorandum to the contrary are hereby deleted. The Company has the right to redeem the old notes prior to their maturity date, so this is an additional distinction between the old notes and the new notes.

Effective December 9, 2011, the conversion rate for the old notes will adjust to 155.354 shares of common stock per $1,000 principal amount, reflecting a conversion price of approximately $6.44 per share, and thus these will be the conversion rate and conversion price for the new notes upon their issuance, subject to the adjustments described in the section “Description of New Notes.”

The first sentence of the section “Forward-Looking Statements” on page ii of the initial offering memorandum is hereby replaced by the following:

Some of the statements made and information contained in this offering memorandum, excluding historical information, are “forward-looking statements.” (The safe harbor under the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with this exchange offer.)

The section “Incorporation of Certain Documents by Reference” on page iv of the initial offering memorandum is hereby amended as follows:

¡	the third bullet point is hereby replaced by the following:

•

Our current reports on Form 8-K filed with the SEC on March 8, 2011, April 18, 2011, May 13, 2011, May 16, 2011, May 24, 2011 (Item 8.01 and Exhibit 99.2 only), May 26, 2011, June 6, 2011, June 16, 2011, June 24, 2011, July 5, 2011, July 11, 2011, September 8, 2011 (Item 8.01 and Exhibit 99.3 only), September 15, 2011, October 19, 2011, November 15, 2011 (File No. 000-19756/Film No. 111205549) and December 7, 2011;

¡	the first paragraph following the bullet point list is hereby deleted.

The first two sentences of the section “Summary—Summary Terms of the Exchange Offer” on page 3 of the initial offering memorandum are hereby replaced by the following:

The following summary is provided solely for the convenience of holders of the old notes and summarizes the material terms of the exchange offer, but it is qualified by reference to, and should be read in connection with, the more detailed information appearing elsewhere in or incorporated by reference in this offering memorandum.

The following section is hereby inserted prior to the section “Questions and Answers About the Exchange Offer” beginning on page 10 of the initial offering memorandum:

SUMMARY FINANCIAL INFORMATION

(In thousands, except for per share amounts)

INCOME STATEMENT DATA

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009
	(unaudited)		(audited)
Revenues	$289,233	$268,846	$344,975	$318,184
Operating expenses	13,516	29,340	133,896	21,064

Operating income	275,717	239,506	211,079	297,120

Non-operating expense, net
Gain (loss) on retirement or conversion of convertible notes	(766)	(18,681)	(17,648)	1,518
Interest and other income	463	337	468	1,004
Interest and other expense	(27,941)	(34,015)	(43,529)	(19,357)

Total non-operating expense, net	(28,244)	(52,359)	(60,709)	(16,835)

Income before income taxes	247,473	187,147	150,370	280,285
Income tax expense	87,026	70,813	58,496	90,625

Net income	$160,447	$116,334	$91,874	$189,660

Net income per share
Basic	$1.15	$0.95	$0.73	$1.59

Diluted	$0.88	$0.67	$0.54	$1.07

Weighted average shares outstanding
Basic	139,665	122,209	126,578	119,402

Diluted	186,756	178,448	178,801	184,400

BALANCE SHEET DATA

	September 30, 2011	December 31,
		2010	2009
	(unaudited)	(audited)
Current assets	$218,196	$284,663	$315,836

Total assets	$270,525	$316,666	$338,411

Current liabilities	$173,568	$193,991	$293,516
Convertible notes payable	315,368	310,428	228,000
Non-recourse notes payable	—	85,023	222,148
Other long-term liabilities	24,828	51,406	10,700

Total liabilities	513,764	640,848	754,364
Stockholders’ deficit	(243,239)	(324,182)	(415,953)

Total liabilities and stockholders’ deficit	$270,525	$316,666	$338,411

The section “Risk Factors—Risks Related to the New Notes” beginning on page 15 of the initial offering memorandum is hereby amended to replace the Risk Factor entitled “Upon conversion of the new notes, you will not be able to determine the conversion value of the new notes, and you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your new notes is finally determined or because the total number of shares of our common stock into which the new notes may be converted may be limited in accordance with NASDAQ Global Select Market listing requirements” with the following:

Upon conversion of the new notes, you will not be able to determine the conversion value of the new notes, and you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your new notes is finally determined.

We will generally satisfy our conversion obligation to holders of the new notes by paying an amount of cash and, if applicable, shares of our common stock determined by reference to the volume weighted average price of our common stock for each trading day in a 40 trading day cash settlement averaging period that will follow the conversion date. Such cash and common stock, if applicable, will be delivered by the third trading day immediately following the last trading day of the related 40 day trading day cash settlement averaging period as described in the “Description of New Notes—Conversion of Notes—Settlement Upon Conversion.” As a result, upon conversion of the new notes, you will not be able to determine immediately the conversion value of the new notes, and you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) during the cash settlement averaging period.

Upon conversion of the new notes, you may not receive the full conversion value of those new notes because the total number of shares of our common stock into which the new notes may be converted may be limited.

The NASDASQ Global Select Market listing rules require us to impose the limits described under “Description of New Notes—Limitations on Issuances of Common Stock” on the maximum number of shares of our common stock that may be issued upon conversion of the new notes, and we are not obligated to compensate you, in cash or otherwise, if these limits reduce the number of shares you would otherwise be entitled to receive upon conversion of new notes under the terms of the indenture. As a result, holders of the new notes may receive, upon conversion of new notes, less than their full conversion value. Additionally, if the limit described in the first paragraph under “Description of New Notes—Limitations on Issuances of Common Stock” applies because of increases in our common stock price, the limit will not be applied pro rata on all holders of new notes who convert, but instead will prohibit additional share issuances upon conversion once the maximum number of shares has been issued, thereby possibly creating an incentive for holders of new notes to convert early so as to receive the full conversion value of their new notes before this limit is triggered.

The section “Risk Factors—Risks Related to the New Notes, the Old Notes and Our Common Stock” beginning on page 19 of the initial offering memorandum is hereby amended to replace the second to last sentence in the Risk Factor entitled “The adjustment to the conversion rate for convertible notes converted in connection with certain types of fundamental change may not adequately compensate you for any lost value of your convertible notes as a result of such transaction” with the following:

In addition, if the stock price for such transaction (determined as described under “Description of New Notes—Adjustment to Conversion Rate Upon a Fundamental Change”) is greater than $12.40 per share, or if such price is less than $5.16 per share (each such price, subject to adjustment), no adjustment will be made to the applicable conversion rate.

The section “Capitalization” beginning on page 27 of the initial offering memorandum is hereby replaced by the following:

PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information reflects adjustments to our historical financial information giving pro forma effect to the exchange transaction, assuming that all old notes are exchanged. This pro forma information is based on, and should be read in conjunction with, the historical consolidated financial statements for the Company included in its Annual Report on Form 10-K filed with the SEC on March 1, 2011, and in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2011.

The pro forma balance sheet information gives effect to the exchange of all of the old notes pursuant to this exchange offer on September 30, 2011. The pro forma income statement information for the year ended December 31, 2010, and for the nine months ended September 30, 2011, is presented as if the exchange occurred on November 1, 2010, the date that the old notes were issued.

The pro forma information is preliminary and is being furnished solely for informational purposes. This pro forma information is based on estimates and assumptions, is presented for illustrative purposes only, and does not purport to represent the results that actually would have been realized if the exchange transaction had been completed as of the dates indicated, nor is it necessarily indicative of future results.

PDL BIOPHARMA, INC.

PRO FORMA BALANCE SHEET INFORMATION

(In thousands, except per share amounts)

(Unaudited)

	As of September 30, 2011
	Actual	Pro Forma Adjustments		As Adjusted
Assets
Current assets
Cash and cash equivalents	$157,132	$(1,120)	(1)	$156,012
Other current assets	61,064	—		61,064

Total current assets	218,196	(1,120)		217,076
Long-term deferred tax assets	14,033	(6,743)	(2)	7,290
Other assets	38,296	16	(3)	38,312

Total assets	$270,525	$(7,847)		$262,678

Liabilities and Stockholders’ Deficit
Current liabilities
Other current liabilities	$58,300	(235)	(4)	$58,065
Non-recourse notes payable	115,268	—		115,268

Total current liabilities	173,568	(235)		173,333

2.875% Convertible Senior Notes due 2015	177,485	(177,485)	(2)	—
3.75% Convertible Senior Notes due 2015	137,883	—		137,883
2.875% Series 2011 Convertible Senior Notes due 2015	—	157,784	(2)	157,784
Other long-term liabilities	24,828	—		24,828

Total Liabilities	513,764	(19,936)		493,828

Stockholders’ deficit
Common stock	1,397	—		1,397
Additional paid-in capital	(161,889)	12,524	(5)	(149,365)
Accumulated and other comprehensive loss	(1,770)	—		(1,770)
Accumulated deficit	(80,977)	(435)	(6)	(81,412)

Total stockholders’ deficit	(243,239)	12,089		(231,150)

Total liabilities and stockholders’ deficit	$270,525	$(7,847)		$262,678

Net tangible book value per share	$(1.74)			$(1.65)

Shares used in computing book value per share	139,815			139,815

See accompanying notes

PDL BIOPHARMA, INC.

PRO FORMA INCOME STATEMENT INFORMATION

(Unaudited)

(In thousands, except per share amounts and ratios)

	Year Ended December 31, 2010
	Actual	Pro Forma Adjustments			As Adjusted
Revenues	$344,975	$—			$344,975
General and administrative expenses	41,396	—			41,396
Legal settlement	92,500	—			92,500

Operating income	211,079	—			211,079
Interest and other expense, net	60,709	791	(a	)	61,500

Income before income taxes	150,370	(791)			149,579
Income tax expense	58,496	(277)	(b	)	58,219

Net income	$91,874	$(514)			$91,360

Net income per share:
Basic	$0.73				$0.72

Diluted	$0.54				$0.55

Weighted average shares outstanding:
Basic	126,578				126,578

Diluted	178,801				174,571	(c	)

Ratio of earnings to fixed charges	4.5				4.4	(d	)

	Nine Months Ended September 30, 2011
	Actual	Pro Forma Adjustments			As Adjusted
Revenues	$289,233	$—			$289,233
General and administrative expenses	13,516	—			13,516

Operating income	275,717	—			275,717
Interest and other expense, net	28,244	3,701	(a	)	31,945

Income before income taxes	247,473	(3,701)			243,772
Income tax expense	87,026	(1,295)	(b	)	85,731

Net income	$160,447	$(2,406)			$158,041

Net income per share:
Basic	$1.15				$1.13

Diluted	$0.88				$1.00

Weighted average shares outstanding:
Basic	139,665				139,665

Diluted	186,756				159,442	(c	)

Ratio of earnings to fixed charges	9.9				8.7	(d	)

See accompanying notes

PDL BIOPHARMA, INC.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENT INFORMATION

1.	Basis of Presentation

In accordance with the accounting guidance for convertible debt instruments that may be settled in cash or other assets on conversion, the Company will be required to separately account for the liability component of the new notes in a manner that reflects the market interest rate for a similar non-convertible instrument at the date of issuance. The pro forma adjustments to the Company’s assets and liabilities are based on management’s estimates of the fair value of the debt component and the value of the conversion feature. We have estimated that the market interest rate for a similar nonconvertible debt instrument available to us on the date of issuance would be approximately 7.3% per annum. Based on this estimate, and assuming that all of the outstanding principal of the old notes is exchanged, we would record a total debt discount of $19.7 million, of which $12.8 million would be allocated to additional paid-in capital and $6.9 million to deferred tax liability (using a 35% statutory tax rate). The discount would be amortized to interest expense over the term of the new notes and will increase interest expense during the term of the new notes from the cash coupon interest rate of 2.875% to an effective interest rate of 7.3%. A final determination of these estimated values will be based on the actual results of the exchange transaction and the amount of the old notes exchanged.

We estimate that if all of the old notes are exchanged for the new notes, the $180 million principal amount of the new notes, net of the original issuer’s discount of $2.5 million at September 30, 2011, associated with the old notes, would be characterized as follows at September 30, 2011:

Convertible notes payable	$157,784
Deferred tax liability	6,895
Additional paid-in-capital	12,806

Total	$177,485

For purposes of the pro forma income statement information, a calculation similar to the foregoing was performed to determine the allocations at November 1, 2010, assuming the exchange had been consummated at that date.

The portion of costs and expenses attributable to the conversion feature of the new notes was determined using the ratio of the value of the conversion feature of the new notes to the principal value of the new notes.

Tax calculations and adjustments were made using a 35% statutory tax rate.

2.	Pro Forma Adjustments

Pro Forma Balance Sheet Information as of September 30, 2011:

(1)	Reflects the cash amount that will be paid for the estimated costs of the exchange transaction including the aggregate note exchange payments ($450 thousand).

(2)	The adjustments cancel the old notes balance and allocate the $180 million principal amount of the old notes net of the remaining original issue discount of $2.5 million (net $177.5 million) among:

•	The fair value of the liability component of the new notes ($157.8 million);

•	The value of the note conversion feature net of the deferred tax liability ($12.8 million); and

•	The deferred tax liability ($6.9 million).

The deferred tax liability is offset by the tax portion of the allocation to the new notes conversion feature of the sum of the unamortized old notes issuance costs plus the aggregate note exchange payments ($152 thousand).

(3)	Reflects the net increase to unamortized debt issuance costs resulting from the portion of the aggregate note exchange payments attributable to the fair value of the debt component of the new notes ($400 thousand), offset by the portion of the unamortized old notes debt issuance costs attributable to the conversion feature of the new notes ($384 thousand).

(4)	Reflects a reduction in the accrued tax liability ($235 thousand) for the tax benefit attributable to the portion of the costs of the exchange transaction that excludes the note exchange payments ($670 thousand).

(5)	Includes the values, net of taxes, of the conversion feature ($12.8 million) less the allocation to the conversion feature of the sum of unamortized debt issuance costs of the old notes plus the aggregate note exchange payments ($282 thousand).

(6)	The increase in accumulated deficit is due to the costs of the exchange transaction (excluding the aggregate note exchange payments) that will not be deferrable as debt issuance costs ($670 thousand), less taxes ($235 thousand).

Pro Forma Income Statement Information for the year ended December 31, 2010, and the nine months ended September 30, 2011:

(a)	Represents additional interest expense resulting from the amortization of the debt discount attributable to the conversion feature of the new notes. The exchange would increase the effective interest rate to 7.3% from the stated interest rate of 2.875%.

(b)	Represents a decrease in income tax expense resulting from a decrease in income before taxes because of the increase in the effective interest rate to 7.3%.

(c)	For the new notes, the conversion value will be paid in cash and, if applicable, shares of the Company’s common stock (as described under “Description of New Notes—Conversion of Notes—Settlement Upon Conversion”). For the periods presented, no stock would be issuable upon conversion of the new notes; therefore, the new notes do not increase the number of diluted weighted average shares outstanding for purposes of computing as adjusted net income per diluted share. The historical number of weighted average shares outstanding is greater than the as adjusted amount because both the principal amount and any excess conversion value of the old notes, upon conversion, would convert into shares of the Company’s common stock.

(d)	The ratio of earnings to fixed charges decreased due to the increase in recorded interest expense of the new notes.

The section “Price Range of Common Stock” beginning on page 29 of the initial offering memorandum is hereby amended as follows:

•	the price range of our common stock for the 2011 Fourth Quarter is hereby updated through December 5, 2011, and replaced with $6.46 (High) and $5.15 (Low).

•	the paragraph following the price range for the 2011 Fourth Quarter is hereby replaced by the following:

The last reported sale price of our common stock on the NASDAQ Global Select Market on December 5, 2011, was $6.37 per share. As of December 5, 2011, there were 139,834,559 shares of our common stock held by approximately 157 holders of record.

The section “Terms of the Exchange Offer—Conditions of the Exchange Offer” beginning on page 33 of the initial offering memorandum is hereby amended as follows:

¡	the seventh (and last) bullet point is hereby replaced by the following:

•

we become aware of facts that, in our reasonable judgment, could reasonably be expected to have material adverse significance with respect to the value of the old notes or the new notes to be issued in the exchange offer.

¡	the first sentence of the first paragraph following the bullet point list is hereby replaced by the following:

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, only upon the occurrence of any of the conditions of the exchange offer specified above.

The section “Description of New Notes” beginning on page 41 of the initial offering memorandum is hereby replaced by the following:

DESCRIPTION OF NEW NOTES

We will issue the new notes under an indenture between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the trustee), to be entered into upon the closing of the exchange offer and dated as of the closing date (the indenture). The terms of the new notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act, which will be deemed to apply to the indenture. The following description summarizes some, but not all, provisions of the new notes and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the new notes. A copy of the indenture and the form of certificate evidencing the new notes is available to you upon request. See “Where You Can Find More Information.”

In this section of the offering memorandum entitled “Description of New Notes,” when we refer to “PDL,” “we,” “our,” or “us,” we are referring to PDL BioPharma, Inc. and not any of its subsidiaries.

General

The new notes are senior unsecured obligations of PDL and rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. The new notes are senior in right to any existing or future indebtedness which is subordinated by its terms. As of September 30, 2011, we had no indebtedness subordinated by its terms to the old notes. The notes will be structurally subordinated to all liabilities of our subsidiaries (including, as of September 30, 2011, the $115,268,856 principal amount outstanding of QHP PhaRMASM Senior Secured Notes due 2015 issued by QHP Royalty Sub LLC, one of our subsidiaries) and will be effectively junior to our future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The new notes are convertible into common stock as described under “—Conversion of Notes.” We are offering up to $180 million aggregate principal amount of new notes, the amount issued on the settlement date determined by the extent to which the exchange offer is accepted. We may, without the consent of the holders of the new notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the new notes. Any of these additional notes will, together with the new notes, constitute a single series of notes under the indenture. Holders of such additional notes will have the right to vote together with holders of new notes as one class. No such additional notes may be issued with the same CUSIP number unless they will be fungible with the notes offered hereby for U.S. federal income tax and securities law purposes. The new notes will be issued only in denominations of $1,000 or in integral multiples of $1,000. The new notes will mature on February 15, 2015, unless earlier purchased by us at your option upon a fundamental change.

Neither we nor our subsidiaries are restricted from paying dividends, incurring debt or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of PDL, except to the extent described under “—Repurchase at Option of the Holder Upon a Fundamental Change” and “—Adjustment to Conversion Rate Upon a Fundamental Change.”

The new notes bear interest at the annual rate of 2.875% commencing on August 15, 2011. Interest is payable on February 15 and August 15 of each year, beginning February 15, 2012, subject to limited exceptions if the new notes are converted or purchased prior to the interest payment date. The record dates for the payment of interest are February 1 and August 1. We may, at our option, pay interest on the new notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest on the new notes is paid on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the new notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

We maintain an office in New York, New York, where the new notes may be presented for registration, transfer, exchange or conversion. This office is an office or agency of the trustee. Except under limited circumstances described below, the new notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of new notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

General

Upon the occurrence of any of the conditions described under the headings “—Conversion Based on Common Stock Price,” “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Upon Specified Corporate Transactions” and “—Conversion During a Specified Period,” you have the right, at your option, to convert your new notes into shares of our common stock at any time until the close of business on the last business day prior to maturity, unless previously purchased, at the conversion rate of 155.354 shares per $1,000 principal amount of new notes, subject to the adjustments described below. This is equivalent to an initial conversion price of approximately $6.44 per share.

Except as described below, we will not make any payment or other adjustment for accrued interest on new notes or dividends on any common stock issued upon conversion of the new notes. If you submit your new notes for conversion between an interest payment record date and the opening of business on the next interest payment date (except for (i) conversions following the regular record date immediately preceding February 15, 2015, (ii) new notes or portions of new notes subject to purchase following a fundamental change on a purchase date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date or (iii) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to the new notes) you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your new notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

We will not issue fractional shares of common stock upon conversion of the new notes. Instead, we will pay cash for the fractional amount based upon the daily VWAP (as defined in “Description of New Notes—Conversion of Notes—Settlement Upon Conversion”) of the common stock on the last trading day of the relevant cash settlement averaging period. Subject to the exception for interest described in the preceding paragraph, our settlement of conversions as described below under “—Settlement Upon Conversion” will be deemed to satisfy in full our obligation to pay (i) the principal amount of the note; and (ii) accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date. As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

If the new notes are subject to purchase following a fundamental change, your conversion rights on the new notes so subject to purchase will expire at the close of business on the last business day before the purchase date or such earlier date as the new notes are presented for purchase, unless we default in the payment of the purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the new notes are purchased. If you have submitted your new notes for purchase upon a fundamental change, you may only convert your new notes if you withdraw your election in accordance with the indenture.

The number of shares of our common stock issuable upon conversion of the new notes is subject to the limitations described under “—Limitations on Issuances of Common Stock,” and we are not obligated to compensate you, in cash or otherwise, if those limitations reduce the number of shares you would otherwise be entitled to receive upon conversion of new notes under the terms of the indenture. As a result, holders of the new notes may receive, upon conversion of new notes, less than their full conversion value.

Conversion Based on Common Stock Price

You may surrender new notes for conversion in any fiscal quarter after the fiscal quarter ending December 31, 2011, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price for the new notes on the last day of such preceding fiscal quarter, which we refer to as the “conversion trigger price.”

The conversion trigger price immediately following issuance of the new notes will be approximately $8.37, which is 130% of the initial conversion price for the new notes.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender new notes for conversion during the five business-day period immediately after any five consecutive trading-day period, which we refer to as the “measurement period,” in which the “trading price” per $1,000 principal amount of notes (as determined following a request by a holder of the new notes in accordance with the procedures described below) for each trading day of the measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate for the new notes for each such trading day, subject to compliance with the procedures and conditions described below concerning the bid solicitation agent’s obligation to make a trading price determination, in which event the “trading price condition” will have been met.

The “trading price” per $1,000 principal amount of the new notes on any date of determination shall be determined based on the average of the secondary market bid quotations obtained by us or the bid solicitation agent (which shall be an investment bank selected by us) for $2.0 million principal amount of the new notes at approximately 3:30 p.m., New York City time, on such determination date from three independent U.S. nationally recognized securities dealers we select, which may include any or all of the underwriters; provided that if three such bids cannot reasonably be obtained by us or the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the bid solicitation agent, that one bid shall be used. If we cannot reasonably obtain at least one bid for $2.0 million principal amount of the new notes from a U.S. nationally recognized securities dealer, then the trading price per $1,000 principal amount of new notes will be deemed to be less than 98% of the product of the “closing price” of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent shall have no obligation to determine the trading price of the new notes unless we have requested such a determination; and we shall have no obligation to make such a request unless a holder provides us and the trustee with reasonable evidence that the trading price per $1,000 principal amount of the new notes would be less than 98% of the product of the closing price of our common stock and the conversion rate. At such time, we will determine (or cause the bid solicitation agent to determine) the trading price of the new notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the new notes is greater than or equal to 98% of the product of the closing price of our common stock and the conversion rate. If, upon presentation of such reasonable evidence by the holder, we do not make such determination or cause the bid solicitation agent to make such determination, then the trading price per $1,000 principal amount of the new notes will be deemed to be less than 98% of the product of the “closing price” of our common stock and the conversion rate.

If the trading price condition has been met, we will, as soon as practicable following the condition being met, so notify the holders of the new notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of the new notes is greater than 98% of the product of the closing price of our common stock and the conversion rate for such day, we will so notify the holders of the new notes by the same mechanism.

Conversion Upon Specified Corporate Transactions

If we elect to:

•

distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them for a period expiring within 60 calendar days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last closing price of our common stock on the trading day immediately preceding the declaration date for such distribution; or

•

distribute to all or substantially all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing price of our common stock on the trading day immediately preceding the declaration date for such distribution, we will notify the holders of the new notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their new notes for conversion at any time from, and including, the date we mail such notice until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or the date of our announcement that such distribution will not take place, even if the new notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution of cash or common stock without conversion (based upon the conversion rate and upon the same terms as holders of our common stock). The ex-dividend date is the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

In addition, in the event of a fundamental change (as defined below under “—Repurchase at Option of the Holder Upon a Fundamental Change”), a holder may surrender notes for conversion at any time from and after the 25th scheduled trading day prior to the anticipated effective date of such fundamental change, until the 45th day following the effective date of such transaction (or, if earlier and to the extent applicable, the close of business on the second scheduled trading day immediately preceding the fundamental change repurchase date).

We must notify holders of the anticipated effective date of the fundamental change, (i) as soon as practicable following the date we publicly announce such transaction but in no event less than 25 scheduled trading days prior to the anticipated effective date of such transaction; or (ii) if we do not have knowledge of such transaction at least 25 scheduled trading days prior to the anticipated effective date of such transaction, within one business day of the date upon which we receive notice, or otherwise become aware, of such transaction, but in no event later than the actual effective date of such transaction. We will update our notice promptly if the anticipated effective date subsequently changes.

If a fundamental change occurs, a holder may also have the right to require us to repurchase all or a portion of its new notes, as described under “—Repurchase at Option of the Holder Upon a Fundamental Change.”

Conversion During a Specified Period

Notwithstanding anything herein to the contrary, a holder may surrender its new notes for conversion beginning on August 15, 2014, until the close of business on the second scheduled trading day immediately preceding the stated maturity date for the new notes irrespective of the conditions set forth above.

Settlement Upon Conversion

Upon conversion, we will deliver to the converting holder in respect of each $1,000 principal amount of new notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 40 consecutive trading days during the related cash settlement averaging period.

The “daily settlement amount,” for each of the 40 consecutive trading days during the cash settlement averaging period, will consist of:

•	cash equal to the lesser of (i) $25.00 and (ii) the daily conversion value; and

•

to the extent the daily conversion value exceeds $25.00, a number of shares equal to (i) the difference between the daily conversion value and $25.00, divided by (ii) the daily VWAP of our common stock for such trading day.

“Daily conversion value” means, for each of the 40 consecutive trading days during the cash settlement averaging period, one-fortieth (1/40th) of the product of (i) the conversion rate and (ii) the daily VWAP of our common stock on such trading day.

“Daily VWAP” of our common stock, in respect of any trading day, means the per share volume-weighted average price on the NASDAQ Global Select Market as displayed under the heading “Bloomberg VWAP” on Bloomberg page PDLI.Q<EQUITY> VAP (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as determined in a commercially reasonable manner by our board of directors or by a nationally recognized independent investment banking firm retained for the purpose by us, using a volume-weighted average price method) and will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Cash settlement averaging period,” with respect to any new note, means the 40 consecutive trading-day period beginning on, and including, the third trading day immediately following the related conversion date, except that “cash settlement averaging period” means, with respect to any conversion date occurring during the period beginning on, and including, August 15, 2014, and ending at 5:00 p.m., New York City time, on the second scheduled trading day immediately prior to the maturity date, the 40 consecutive trading day period beginning on, and including, the 42nd scheduled trading day prior to the maturity date.

“Trading day” means with respect to any security, each day (i) which is Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not generally traded on the principal exchange or market in which such security is traded and (ii) on which there is no market disruption event.

“Market disruption event” means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session on any trading day or (2) the occurrence or existence, prior to 1:00 p.m., New York City time, on any trading day for our common stock, of an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Scheduled trading day” means any day that is scheduled to be a trading day.

We generally will deliver the conversion consideration in respect of any new notes that you convert by the third trading day immediately following the last trading day of the cash settlement averaging period. However, if prior to the conversion date for any converted notes, our common stock has been replaced by reference property (as defined under “—Anti-Dilution Adjustments” below) consisting solely of cash (pursuant to the provisions described under “—Anti-Dilution Adjustments”), we will deliver the conversion consideration due in respect of conversion on the tenth trading day immediately following the relevant conversion date. Notwithstanding the foregoing, if any information required in order to calculate the conversion consideration deliverable will not be available as of the applicable settlement date, we will deliver the additional shares of our common stock resulting from that adjustment on the third trading day after the earliest trading day on which such calculation can be made.

Anti-Dilution Adjustments

The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

1) stock dividends in common stock: we pay a dividend or make a distribution on our common stock, payable exclusively in shares of our common stock; then the conversion rate in effect immediately before the open of business on the ex-dividend date for that dividend or distribution will be increased by multiplying: (x) the applicable conversion rate; by (y) a fraction, (1) the numerator of which shall be the number of shares of common stock outstanding immediately after such dividend or other distribution, and (2) the denominator of which shall be the number of shares of common stock outstanding immediately before such dividend or distribution;

2) issuance of rights or warrants: we issue to all or substantially all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the current market price; provided that the conversion rate will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration and as a result no additional shares are delivered or issued pursuant to such rights or warrants; then the conversion rate in effect immediately before the open of business on the ex-dividend date for that issuance will be increased by multiplying (x) the applicable conversion rate by (y) a fraction, (1) the numerator of which is the sum of the number of shares of common stock outstanding immediately prior to the open of business on the ex-dividend date for such issuance, and the total number of shares of common stock issuable pursuant to such rights or warrants and (2) the denominator of which is the sum of the number of shares of common stock outstanding immediately prior to the open of business on the ex-dividend date for such issuance and the number of shares of common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the closing prices of the common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such distribution.

3) stock splits and combinations: we:

•	subdivide or split the outstanding shares of our common stock into a greater number of shares; or

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares;

then the applicable conversion rate will be adjusted by multiplying (x) the applicable conversion rate by (y) a fraction, (1) the numerator of which is the number of shares of common stock outstanding immediately after such subdivision, split or combination, as the case may be, and (2) the denominator of which is the number of shares of common stock outstanding immediately prior to such subdivision, split or combination, as the case may be.

4) distribution of indebtedness, securities or assets: we distribute to all or substantially all holders of our common stock evidences of indebtedness, securities or assets or certain rights to purchase our securities (provided, however, that if these rights are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur), but excluding:

•	dividends or distributions described in paragraph (1) above;

•	rights or warrants described in paragraph (2) above;

•

dividends or distributions paid exclusively in cash described in paragraph (6), (7) or (8) below (the “distributed assets”), in which event (other than in the case of a spin-off as described below), the conversion rate in effect immediately before the open of business on the ex-dividend date for that distribution will be increased by multiplying the conversion rate by a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one share of common stock as of the open of business on the ex-dividend date for such distribution.

For purposes of this section (unless otherwise stated), the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the ex-dividend date for such distribution, and the new conversion rate shall take effect immediately after the open of business on the ex-dividend date for such distribution.

Notwithstanding the foregoing, in cases where (a) the fair market value per share of the distributed assets as of the open of business on the ex-dividend date for such distribution equals or exceeds the current market price of our common stock, or (b) the current market price of our common stock exceeds the fair market value per share of the distributed assets by less than $1.00, in lieu of the foregoing adjustment, you have the right to receive upon conversion, in addition to the cash and, if applicable, number of shares of our common stock which you are entitled to receive, the distributed assets you would have received if you had already owned a number of shares of common stock equal to the applicable conversion rate immediately prior to the record date for the distribution.

5) spin-offs: we distribute to all holders of our common stock shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” in which case the conversion rate in effect immediately before the open of business on the ex-dividend date for that distribution will be increased by multiplying the conversion rate by an adjustment factor equal to the sum of the daily adjustments for each of the ten consecutive trading days beginning on the ex-dividend date of the spin-off. The “daily adjustment” for any given trading day is equal to a fraction, the numerator of which is the closing price of our common stock on that trading day plus the closing price of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of our common stock on that trading, and the denominator of which is the product of 10 and the closing price of our common stock on that trading day. The adjustment to the conversion rate in the event of a spin-off will occur immediately after the open of business on the day after the tenth trading day from, and including, the ex-dividend date of the spin-off, but shall be given effect as of the open of business on the ex-dividend date for the spin-off. If the ex-dividend date for the spin-off is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (5) to 10 consecutive trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as shall elapse from, and including, the ex-dividend date for the spin-off to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the conversion rate, in respect of any conversion during the 10 consecutive trading days commencing on the ex-dividend date for any spin-off, references within this clause (5) related to “spin-offs” to 10 consecutive trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, but excluding, the relevant conversion date.

6) cash distributions: we make a distribution consisting exclusively of cash to all or substantially all holders of outstanding shares of common stock, in which event the conversion rate on the ex-dividend date for such distribution will be adjusted by multiplying the conversion rate immediately prior to the open of business on the ex-dividend date for such distribution by a fraction, the numerator of which is the current market price of our common stock, and the denominator of which is the current market price of our common stock, minus the amount per share of such distribution.

Notwithstanding the foregoing, in cases where (a) the per share amount of such distribution equals or exceeds the current market price of our common stock or (b) the current market price of our common stock exceeds the per share amount of such distribution by less than $1.00, in lieu of the foregoing adjustment, you have the right to receive upon conversion, in addition to the cash and, if applicable, number of shares of our common stock which you are entitled to receive, such distribution you would have received if you had already owned a number of shares of common stock equal to the applicable conversion rate immediately prior to the record date. For purposes of this section, the “current market price” of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the trading day prior to the ex-dividend date for such cash distribution, and the new conversion rate shall take effect immediately after the open of business on the ex-dividend date fixed for such distribution.

7) tender or exchange offers: we (or one of our subsidiaries) make a payment in respect of a tender offer or exchange offer for our common stock, in which event, to the extent the cash and value of any other consideration included in the payment per share of our common stock exceeds the current market price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, as the case may be, the conversion rate will be adjusted by multiplying the conversion rate immediately prior to the open of business on the trading day next succeeding the last day on which tender or exchange may be made by a fraction, the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in the tender or exchange offer and (b) the product of (i) the number of shares of our common stock outstanding less any such purchased shares and (ii) the current market price of our common stock on the trading day next succeeding the date of the expiration of the tender or exchange offer, and the denominator of which will be the product of (a) the number of shares of our common stock outstanding, including any such purchased shares, and (b) the current market price of our common stock on the trading day next succeeding the date of expiration of the tender or exchange offer.

The adjustment to the conversion rate under the preceding paragraph of this clause (7) will be given effect at the open of business on the trading day next succeeding the expiration date. For purposes of this clause (7) (unless otherwise stated) the “current market price” of our common stock means the average of the closing prices of the common stock for the five consecutive trading days commencing on, and including, the trading day next succeeding the date of the expiration of the tender or exchange offer. If the trading day next succeeding the expiration date is less than five consecutive trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (7) to five consecutive trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as shall elapse from, and including, the trading day next succeeding the expiration date to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the conversion rate, in respect of any conversion during the five consecutive trading days commencing on the trading day next succeeding the expiration date, references within this clause (7) to five consecutive trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, but excluding, the relevant conversion date.

8) repurchases: we (or one of our subsidiaries) make a payment in respect of a repurchase for our common stock the consideration for which exceeded the then-prevailing market price of our common stock (such amount, the “repurchase premium”), and that repurchase, together with any other repurchases of our common stock by us (or one of our subsidiaries) involving a repurchase premium concluded within the preceding 12 months, resulted in the payment by us of an aggregate consideration exceeding an amount equal to 10% of the market capitalization of our common stock, the conversion rate will be adjusted by multiplying the conversion rate by a fraction, the numerator of which is the current market price of our common stock and the denominator of which is (A) the current market price of our common stock, minus (B) the quotient of (i) the aggregate amount of all of the repurchase premiums paid in connection with such repurchases and (ii) the number of shares of common stock outstanding on the day next succeeding the date of the repurchase triggering the adjustment, as determined by our board of directors; provided that no adjustment to the conversion rate shall be made to the extent the conversion rate is not increased as a result of the above calculation and provided further that the repurchases of our common stock effected by us or our agent in conformity with Rule 10b-18 under the Exchange Act will not be included in any adjustment to the conversion rate made under this clause (8). For purposes of this clause (8), (i)the market capitalization will be calculated by multiplying the current market price of our common stock by the number of shares of common stock then outstanding on the date of the repurchase triggering the adjustment, (ii) the current market price will be the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the trading day next succeeding the date of the repurchase triggering the adjustment, and (iii) in determining the repurchase premium, the “then-prevailing market price” of our common stock will be the average of the closing sale prices of our common stock for the five consecutive trading days ending on the relevant repurchase date.

The adjustment to the conversion rate under the preceding paragraph of this clause (8) will be given effect at the open of business on the trading day next succeeding the date of the repurchase triggering the adjustment. If the trading day next succeeding the date of the repurchase triggering the adjustment is less than five consecutive trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references within this clause (8) to five consecutive trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as shall elapse from, and including, the trading day next succeeding the date of the repurchase triggering the adjustment to, and including, the last trading day of such cash settlement averaging period. For purposes of determining the applicable conversion rate, in respect of any conversion during the five consecutive trading days commencing on the trading day next succeeding the date of the repurchase triggering the adjustment, references within this clause (8) to five consecutive trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the date of the repurchase triggering the adjustment to, but excluding, the relevant conversion date.

If:

•

we are required to satisfy our conversion obligation through delivery of a combination of cash and common stock and shares of common stock are deliverable to settle the daily settlement amount for a given trading day within the cash settlement averaging period applicable to notes that you have converted,

•	any distribution or transaction described in clauses (1) to (8) above has not yet resulted in an adjustment to the applicable conversion rate on the trading day in question, and

•

the shares you will receive in respect of such trading day are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you in respect of the relevant trading day to reflect the relevant distribution or transaction.

In the event of a taxable distribution to holders of our common stock which results in an adjustment of the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock

(or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days’ notice of such an increase in the conversion rate.

No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the new notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, if any.

If you will receive common stock upon conversion of your new notes, you will also receive the associated rights under any stockholder rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been exchanged.

In the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property (reference property), upon conversion of your new notes, you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the new notes into our common stock immediately prior to any of these events, except as set forth below under “—Public Acquirer Change of Control;” provided that, at and after the effective time of any such transaction, (x) any amount otherwise payable in cash upon conversion of the new notes will continue to be payable as described under the provision under “—Settlement Upon Conversion,” (y) the number of shares of our common stock otherwise deliverable upon conversion of the new notes as set forth under “—Settlement upon Conversion” above, if any, will instead be deliverable in the amount and type of reference property that a holder of that number of shares of our common stock would have received in such transaction and (z) the daily VWAP will be calculated based on the value of a unit of reference property that a holder of one share of our common stock would have received in such transaction.

Simultaneously with an adjustment of the conversion rate, we will disseminate a press release detailing the new conversion rate and other relevant information.

In no event will we take any action that would require adjustment to the applicable conversion rate, nor will we adjust the applicable conversion rate, if such applicable conversion rate adjustment would require us to issue, upon conversion of the new notes, a number of shares of common stock that would require us to obtain prior stockholder approval under the rules and regulations of the NASDAQ Global Select Market, and, if applicable, the rules of the exchange or quotation system on which the common stock is then traded, without obtaining such prior stockholder approval.

No Optional Redemption

We do not have the right to redeem the new notes prior to their stated maturity date.

Repurchase at Option of the Holder Upon a Fundamental Change

If a fundamental change (as defined below) occurs at any time prior to maturity, you have the right (subject to our rights described under “—Public Acquirer Change of Control”) to require us to repurchase any or all of your new notes for cash, or any portion of the initial principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the new notes to be purchased plus accrued and unpaid interest, if any, to (but not including) the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date.

Except as set forth below under “—Public Acquirer Change of Control,” within fifteen trading days prior to but not including the expected effective date of a fundamental change that is also a public acquirer change of control (as defined below under “—Public Acquirer Change of Control”), we will provide to all holders of the new notes and the trustee and paying agent a notification (the public acquisition notice) stating whether we will:

•

elect to adjust the conversion rate and related conversion obligation as described under “—Public Acquirer Change of Control,” in which case the holders will not have the right to require us to repurchase their new notes as described in this section and will not have the right to the conversion rate adjustment described under “—Adjustment to Conversion Rate Upon a Fundamental Change;” or

•

not elect to adjust the conversion rate and related conversion obligation as described under “—Public Acquirer Change of Control,” in which case the holders will have the right (if applicable) to require us to repurchase their new notes as described in this section and/or the right (if applicable) to the conversion rate adjustment described under “—Adjustment to Conversion Rate Upon a Fundamental Change.”

A “fundamental change” will be deemed to have occurred at the time that any of the following occurs:

(1) our common stock (or other common stock into which the new notes are convertible or American Depositary Shares representing such common stock) is neither traded on the NASDAQ Global Select Market, the NASDAQ Global Market, the New York Stock Exchange or another U.S. national securities exchange nor quoted on an established automated over-the-counter trading market in the United States; or

(2) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(3) we merge or consolidate with or into any other person (other than a subsidiary), another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•

pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

•

which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

However, notwithstanding the foregoing, holders of the new notes do not have the right to require us to repurchase any new notes under clauses (2) or (3) (and we are not required to deliver the notice incidental thereto), if either:

•

the closing sale price of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change relating to an acquisition of capital stock under clause (2) above, or the period of ten consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change relating to a merger, consolidation, asset sale or otherwise under clause (3) above, equals or exceeds 105% of the applicable conversion price of the new notes in effect on each of those five trading days; or

•

at least 95% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a fundamental change under clause (2) and/ or clause (3) above consists of shares of capital stock traded on the NASDAQ Global Select Market, the NASDAQ Global Market, the New York Stock Exchange or another U.S. national securities exchange nor quoted on an established automated over-the-counter trading market in the United States (or will be so traded or quoted immediately following the merger or consolidation) and, as a result of the merger or consolidation, the new notes become convertible into such shares of such capital stock subject to the provisions for settlement of up to $1,000 of the settlement amount due on conversion of any note in cash that are described under “—Settlement Upon Conversion.”

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

For purposes of the above, the term “capital stock” means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person.

On or before the 15th day after the date on which a fundamental change transaction becomes effective (which fundamental change results in the holders of new notes having the right to cause us to repurchase their new notes) (the effective date), we will provide to all holders of the new notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•

whether the fundamental change falls under clause (2) or (3) of the definition of fundamental change, in which case the conversion adjustments described under “—Adjustment to Conversion Rate Upon a Fundamental Change” will be applicable;

•	the effective date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•

that the new notes with respect to which a fundamental change repurchase notice has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their new notes.

Simultaneously with providing such notice, we will issue a press release and publish the information through a public medium customary for such press releases.

To exercise the repurchase right, you must deliver, before the close of business on the second business day immediately preceding the fundamental change repurchase date, the new notes to be purchased, duly endorsed for transfer (or effect book-entry transfer of the new notes to the paying agent), together with the fundamental change repurchase notice duly completed, to the paying agent. Your fundamental change repurchase notice must state:

•	if certificated, the certificate numbers of the new notes to be delivered for repurchase;

•	the portion of the principal amount of new notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the new notes are to be purchased by us pursuant to the applicable provisions of the new notes and the indenture.

If the new notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn new notes;

•	if certificated new notes have been issued, the certificate numbers of the withdrawn new notes; and

•	the principal amount, if any, that remains subject to the repurchase notice.

If the new notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

We are required to repurchase the new notes no less than 20 and no more than 35 days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. To receive payment of the repurchase price, you must either effect book-entry transfer or deliver the new notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice. Holders will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the new notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the new notes on the business day following the fundamental change repurchase date, then:

•

the new notes will cease to be outstanding and interest, if any, will cease to accrue (whether or not book-entry transfer of the new notes is made or whether or not the new note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the new notes).

We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the new notes upon a fundamental change.

The rights of the holders to require us to repurchase their new notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, or to obtain control of us by any means, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in other offerings of debt securities similar to the new notes.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement, if applicable, that we offer to repurchase the new notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the new notes to require us to repurchase its new notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The terms of future senior debt instruments could prohibit us from repurchasing any new notes, or provide that certain fundamental changes would constitute a default thereunder. If a fundamental change occurs at a time when we are prohibited from repurchasing new notes, we could seek the consent of the holders of the applicable senior debt to the repurchase of new notes or could attempt to refinance the applicable senior debt that contains such prohibitions. If we do not obtain such a consent or repay such senior debt, we will remain prohibited from repurchasing any new notes. In such case, our failure to purchase tendered new notes would constitute an event of default under the indenture, which may, in turn, constitute a default under such senior debt.

Our ability to repurchase the new notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the new notes that might be delivered by holders of new notes seeking to exercise the repurchase right. In addition, we have incurred, and may in the future incur, other indebtedness with similar fundamental change provisions permitting holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Adjustment to Conversion Rate Upon a Fundamental Change

If and only to the extent that you convert your new notes in connection with a fundamental change described in clause (2) or (3) of the definition of fundamental change (and subject to our rights described under “—Public Acquirer Change of Control”), we will increase the conversion rate for the new notes surrendered for conversion by a number of additional shares (the additional shares) as described below; provided, however, that no increase will be made in the case of a fundamental change if at least 95% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights)

in such fundamental change transaction consists of shares of capital stock (or American Depositary Shares representing such capital stock) traded on the NASDAQ Global Select Market, the NASDAQ Global Market, the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the new notes become convertible into the consideration paid for our common stock (consisting, as described above, of at least 95% eligible capital stock (or American Depositary Shares representing such capital stock)), subject to the provisions for settlement of up to $1,000 of the settlement amount due on conversion of any new note in cash that are described above under “—Settlement Upon Conversion.”

The number of additional shares will be determined by reference to the table below, based on the effective date of the fundamental change and the price (the stock price) paid per share of our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such fundamental change transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last closing prices of our common stock on each of the five consecutive trading days prior to but not including the effective date of such fundamental change.

A conversion of new notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the effective date of the fundamental change and prior to the 45th day following the effective date of the fundamental change (or, if earlier and to the extent applicable, the close of business on the second business day immediately preceding the fundamental change repurchase date (as specified in the repurchase notice described under “—Repurchase at Option of the Holder Upon a Fundamental Change”)).

The stock prices set forth in the first row of the following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the new notes is otherwise adjusted, as described above under “—Conversion of Notes—Anti-Dilution Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner and for the same events as the conversion rate as set forth under “—Conversion of Notes—Anti-Dilution Adjustments.”

The following table sets forth the hypothetical stock price and number of additional shares issuable per $1,000 initial principal amount of new notes:

Effective Date of Fundamental Change	Stock Price
	$5.158	$6.062	$6.967	$7.872	$8.777	$9.682	$10.587	$11.491	$12.396
February 15, 2011	38.5345	22.3334	14.2975	10.5723	7.9298	6.2484	4.7386	3.7602	2.8441
February 15, 2012	38.5345	18.4605	9.9504	7.3577	5.5186	4.3486	3.2978	2.6169	1.9794
February 15, 2013	38.5345	14.5876	5.6031	4.1433	3.1076	2.4487	1.8570	1.4736	1.1146
February 15, 2014	38.5345	10.7147	1.2559	0.9287	0.6966	0.5488	0.4162	0.3303	0.2499
February 15, 2015	38.5345	9.5958	—	—	—	—	—	—	—

The stock prices and additional share amounts set forth above are based upon the corresponding figures in the indenture applicable to the old notes.

The exact stock price and conversion dates may not be set forth on the table; in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date of the Fundamental Change is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $12.40 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $5.16 per share (subject to adjustment), no additional shares will be issued upon conversion.

Despite the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 193.8885 per $1,000 principal amount of new notes, subject to adjustment in the same manner and for the same events as the conversion rate as set forth under “—Conversion of Notes—Anti-Dilution Adjustments.”

Public Acquirer Change of Control

Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of permitting a repurchase at the holder’s option or adjusting the conversion rate as described under “—Adjustment to Conversion Rate Upon a Fundamental Change,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the new notes will be entitled to convert their new notes into cash and, if applicable, a number of shares of public acquirer common stock (as defined below) by adjusting the conversion rate in effect immediately before the public acquirer change of control by multiplying the conversion rate by a fraction:

•

the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•

the denominator of which will be the average of the closing prices of the public acquirer common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

If we elect to adjust the conversion rate and conversion obligation as described in this section, we must send holders of the new notes a public acquisition notice within fifteen trading days prior to but not including the expected effective date of the fundamental change that is also a public acquirer change of control, as described under “—Repurchase at Option of the Holder Upon a Fundamental Change.” If we elect to adjust the conversion rate and conversion obligation in connection with a public acquirer change of control, holders of the new notes will not have the right to require us to repurchase their new notes as described under “—Repurchase at Option of the Holder Upon a Fundamental Change” or to convert at an adjusted conversion rate as described under “—Adjustment to Conversion Rate Upon a Fundamental Change” in connection with the fundamental change that is also a public acquirer change of control. Notwithstanding the foregoing, we will not provide notice if the expected effective date of a public acquirer change of control is on or after the 42nd scheduled trading day prior to the final maturity date and, whether or not such notice is provided, no election to adjust the Applicable Conversion Rate and related conversion obligation as described in this paragraph shall be effective if the actual effective date of a public acquirer change of control is on or after the 42nd scheduled trading day prior to the final maturity date. A “public acquirer change of control” means any event constituting a fundamental change that would otherwise give holders the right to cause us to repurchase the new notes as described above under “—Repurchase at Option of the Holder Upon a Fundamental Change,” and the acquirer has a class of common stock (or American Depository Shares representing such common stock) traded on a U.S. national securities exchange or quoted on an established automated over-the-counter-trading market in the United States or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the public acquirer common stock). If an acquirer does not itself have a class of common stock (or American Depository

Shares representing such common stock) satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority- owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock (or American Depository Shares representing such common stock) satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. “Majority-owned” for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1) we fail to pay principal or premium, if any, on any new notes when due or fail to comply with our obligation to convert the new notes in accordance with the indenture upon exercise of a Holder’s right as described under “—Conversion of Notes;”

(2) we fail to pay any interest on any new note when due if such failure continues for 30 days;

(3) we fail to perform any other agreement required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any new note when due;

(5) we fail to provide timely notice of a fundamental change, if required by the indenture, if such failure continues for 30 days after notice of our failure to do so;

(6) any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an aggregate outstanding principal amount in excess of $25 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture; and

(7) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding new notes may declare the principal amount of the new notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the new notes will automatically become immediately due and payable.

After any such acceleration, but before a conflicting judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the new notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

Notwithstanding the foregoing, we may, at our option, elect that the sole remedy for an event of default relating to our failure to comply with our obligation to file reports with the SEC in accordance with “—Reports” below (a Filing Failure) shall for the first one hundred eighty (180) days after the occurrence of such event of default (the Extension Period) consist exclusively of the right of holders to receive a fee (the Extension Fee) accruing at the rate of 1.00% per annum of the aggregate principal amount of new notes that are then outstanding, on the terms and in the manner described below. Any Extension Fee shall be paid at the same times and in the same manner as interest shall be paid in accordance with the indenture. The Extension Fee shall accrue on the new notes that are then outstanding from the first day of the event of default to, but excluding, the earlier of (i) the date on which we have made the filings initially giving rise to the Filing Failure and (ii) the date that is one hundred eighty (180) days after the occurrence of the event of default. We must give written notice of our election to pay the Extension Fee prior to the occurrence of the event of default. On the 181st day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 181st day), the new notes shall be subject to acceleration as provided in above. This right shall not affect the rights of holders of new notes if any other event of default occurs under the indenture. If we do not pay the Extension Fee on a timely basis in accordance with this provision, the new notes shall be subject to acceleration as provided above. Notwithstanding the foregoing, if an additional Filing Failure occurs during an Extension Period, the 2011 notes will be subject to acceleration for such additional Filing Failure at the end of the Extension Period for the first Filing Failure to the extent it has not been remedied before the end of the first Extension Period, provided, however, that to the extent we have agreed to pay an additional Extension Fee in accordance with the terms of this provision as to such additional Filing Failure, and the first Filing Failure has been remedied before the end of the first Extension Period, the new notes will not be subject to acceleration until the end of the additional Extension Period as to such additional Filing Failure. For the avoidance of doubt, notwithstanding the occurrence of multiple overlapping Filing Failures, the aggregate amount of all Extension Fees paid in a year shall not exceed 1.00% per annum of the aggregate principal amount of the new notes that are outstanding as of the beginning of such year.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee satisfactory indemnity. Subject to the indenture, applicable law and the trustee’s right to indemnification, the holders of a majority in aggregate principal amount of the outstanding new notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the new notes.

No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the new notes then outstanding have made a written request to pursue the remedy;

•	such holder or holders have offered reasonable indemnity to the trustee against any loss, liability or expense; and

•

the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the new notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any new note on or after the applicable due date or the right to convert the new notes in accordance with the indenture.

Generally, the holders of a majority of the aggregate principal amount of outstanding new notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any new note when due;

•	we fail to convert any new note in accordance with the provisions of the new note and the indenture; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding new note affected.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not PDL, to the officers’ knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the new notes with the consent of the holders of a majority in aggregate principal amount of the outstanding new notes. In addition, the holders of a majority in aggregate principal amount of the outstanding new notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding new note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any new note;

•	reduce the principal amount of or any premium or interest on any new note;

•	reduce the amount of principal payable upon acceleration of the maturity of any new note;

•	change the place or currency of payment of principal of, or any premium or interest on, any new note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any new note;

•	modify the provisions with respect to the purchase right of the holders upon a fundamental change in a manner adverse to holders;

•	adversely affect the right of holders to convert new notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding new notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding new notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•

modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected holder of new notes.

We and the trustee may amend or supplement the indenture or the new notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•

(i) the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia, and (ii) such person assumes our obligations on the new notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Limitations on Issuances of Common Stock

Unless we have received the stockholder approval described below (which we shall have no obligation to seek), we will not issue any shares of common stock pursuant to the indenture if, after giving effect to such issuance, the aggregate number of such shares of common stock (after adjusting any previous issuances for any subsequent events that would give rise to an adjustment to the applicable conversion rate under “—Conversion of Notes—Anti-Dilution Adjustments”) would exceed the “Maximum Shares” as calculated at the time of the proposed issuance by multiplying (x) 0.1999 by (y) the number of shares of common stock outstanding on the date of the original issuance of the new notes, as appropriately adjusted for any subsequent event that would give rise to a change in the conversion rate as described under “—Conversion of Notes—Anti-Dilution Adjustments.”

In no event will we take any action that would require adjustment to the applicable conversion rate, nor will we adjust the applicable conversion rate, if such adjustment would require us to issue, upon conversion of the new notes, a number of shares of our common stock that would require us to obtain prior stockholder approval under the rules and regulations of the NASDAQ Global Select Market, and, if applicable, the rules of the exchange or quotation system on which our common stock is then traded, without obtaining such prior stockholder approval.

The restrictions described above shall automatically terminate if and when our stockholders duly approve the issuance of shares of common stock under the indenture in excess of the Maximum Shares for purposes of NASDAQ Listing Rule 5635(d) or any successor rule or any rule of any other principal exchange on which our common stock is then traded.

For the avoidance of doubt, the applicable conversion rate for purposes of determining the “Maximum Shares” issuable pursuant to this section shall be determined as set forth under “—Conversion of Notes—Anti-Dilution Adjustments,” without giving effect to any additional shares that would be added to the conversion rate as set forth under “—Conversion of Notes—Adjustment to Conversion Rate Upon a Fundamental Change.”

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the indenture and the new notes. These calculations include, but are not limited to, determinations of the closing prices of our common stock, accrued interest payable on the notes and the conversion rate. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of new notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder upon the request of that holder. Neither the trustee nor the conversion agent shall be responsible for making any calculations for determining amounts to be paid or for monitoring any stock price.

Reports

We shall file all reports and other information and documents which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, and within 15 days after we file them with the SEC, we shall file copies of all such reports, information and other documents with the trustee. It is agreed that the filing of such reports via the SEC’s EDGAR system shall constitute “filing” of such reports with the trustee for purposes of this provision.

Satisfaction and Discharge

We may discharge our obligations under the indenture while new notes remain outstanding if all outstanding new notes have or will become due and payable at their scheduled maturity within one year and we have deposited with the trustee or a paying agent an amount sufficient to pay and discharge all outstanding new notes on the date of their scheduled maturity; provided, however, that the foregoing shall not discharge our obligation to effect conversion, registration of transfer or exchange of securities in accordance with the terms of the indenture.

Transfer and Exchange

We have appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	act as the paying agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All new notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All new notes delivered to the trustee shall be cancelled promptly by the trustee. No new notes shall be authenticated in exchange for any new notes cancelled as provided in the indenture.

We may, to the extent permitted by law, purchase new notes in the open market or by tender offer at any price or by private agreement. Any new notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any new notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any new notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost new notes at your expense upon delivery to the trustee of the mutilated new notes, or evidence of the loss, theft or destruction of the new notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed new note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such new note before a replacement new note will be issued.

No Recourse against Others

A director, officer, employee or stockholder, as such, of us shall not have any liability for any of our obligations under the new notes or the indenture nor for any claim based on, in respect of or by reason of such obligations or their creation. The holder of any new note by accepting the new note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the new notes.

Governing Law

The indenture and the new notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N. A. has agreed to serve as the trustee under the indenture (see “Tender and Paying Agent”). The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the new notes, the trustee must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

The new notes initially will be issued in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called certificated securities) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of new notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by the global security for all purposes under the indenture and the new notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the new notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any new notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any additional interest) on the new notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any new note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the new notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Notice to Investors.” Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

The section “Material United States Federal Income Tax Considerations—Material Federal Income Tax Consequences of the Exchange Offer—Tax Characterization of the Exchange of the Old Notes for the New Notes” on page 68 of the initial offering memorandum is hereby replaced by the following:

Material Federal Income Tax Consequences of the Exchange Offer

Tax Characterization of the Exchange of the Old Notes for the New Notes

Generally, the exchange of an old debt instrument for a new debt instrument will be treated as an “exchange” for U.S. federal income tax purposes upon which gain or loss is realized if the exchange results in a “significant” modification of the terms of the old debt instrument within the meaning of the applicable U.S. Treasury Regulations (the Regulations). Under the Regulations, a modification is significant if, based on all of the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

Under the Regulations certain types of modifications are not significant modifications. The Regulations provide that a change in yield of a debt instrument is not a significant modification unless the yield of the modified instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument. The Regulations provide that all modifications to a debt instrument (other than, inter alia, a significant change in yield) are considered collectively, so that a series of such modifications may be significant when considered together although each modification, if considered alone, would not be significant.

Although the law is subject to uncertainty and the matter is not free from doubt, we intend to take the position that the receipt of the note exchange payment and the differences between the terms of the old notes and new notes should not cause a significant modification of the old notes under the Regulations and should not result in the treatment of the exchange of the old notes for the new notes as an “exchange” for U.S. federal income tax purposes. The receipt of the note exchange payment is not expected to result in a signification modification of the old notes under the Regulations because the increase in yield of a new note, compared to the yield on an old note, is expected to be less than 25 basis points and less than five percent of the annual yield on the old note (computing yield for this purpose by treating the note exchange payment as part of the yield of the new note and otherwise in the manner prescribed by the Regulations). Moreover, the differences between the terms of the old notes and new notes are not expected to result in a significant modification of the old notes. The Company’s position is based on an expectation that the value of a new note will not differ from the value of an old note for which it is exchanged, an expectation that not one or more of the changes in terms of a new note compared to an old note will be economically significant, and an expectation that the changes in the terms of a new note compared to an old note will not affect the market yield of the new note. Based on such expectations, the Company will take the position that the exchange of an old note for a new note and the note exchange payment will not be treated as an “exchange” for U.S. federal income tax purposes. However, this position is subject to uncertainty because neither the Regulations nor any other legal authority provides sufficient guidance on whether changes similar to the changes to the terms of the old notes should be treated as a significant modification. Therefore, there can be no assurance that the IRS or a court will agree with this position.

Any questions regarding the procedures for tendering in the exchange offer and requests for assistance in tendering your old notes, or requests for additional copies of this supplement, the initial offering memorandum or the letter of transmittal should be directed to the information agent as set forth below:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call (212) 440-9800

All others call Toll-Free (866)-541-3547